NYSE & PSE:  LZB                 News Release           Contact:  Jim Korsnack
                                                            (313) 241-4208



               LA-Z-BOY CHAIR CO. EXPECTS THIRD QUARTER SALES
                 TO IMPROVE BUT PROFITS TO BE FLAT OR LOWER


MONROE, MI., January 27, 1995:   La-Z-Boy Chair Company's third quarter to
end 1/28/95, is expected to show a sales improvement compared to last year's third quarter, in line with analysts' expectations. Aftertax profits, however, are expected to be equal to or somewhat less than last year. Analysts were expecting profits to improve over last year. Detailed actual financial results are planned to be released on February 16, 1995.

Sales
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Compared to a very strong third quarter last year, sales for the current year's third quarter are expected to increase about 8%.

Aftertax Profits
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Last year's third quarter earnings per share (EPS) were $.44, which was a
26% improvement over the prior year which in turn was a 25% improvement over its prior year. It is anticipated that the current year's third quarter EPS will be equal to or somewhat less than $.44. Analyst's third quarter EPS estimates have recently been between $.48 and $.53.

According to Chief Financial Officer F.H. Jackson, "Earnings for the quarter will be negatively impacted by higher health-care costs, the adverse effect of exchange rates and income taxes on our Canadian division and increases in material costs throughout all divisions. The Company uses LIFO accounting methods for inventory; as a consequence, price increases are immediately reflected in the operating results.